Notice of Exempt Solicitation

Registrant: Chevron Corp.

Name of Person Relying on the Exemption: Follow This

Address of Person Relying on Exemption: Anthony Fokkerweg 61 1059 CP Amsterdam

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

Submission is not required of the filer under the terms of the Rule but is made voluntary

April 20, 2022

Dear Chevron Corporation Shareholders,

We are writing to urge you to VOTE “FOR” Item 5 on the proxy card, asking the Company to adopt medium- and long-term greenhouse gas reduction targets.

As shareholders in Chevron Corporation (“Chevron” or “the Company”), we are concerned that the Company is failing to address the risks posed by climate change to its fossil fuel business operations. In absence of Paris-consistent targets to reduce both the emissions of its operations (Scope 1 and 2) and products (Scope 3), shareholders in Chevron are unable to determine if Chevron is addressing the risks and opportunities to expand investments in new, low-carbon alternatives, thereby addressing the risks for the Company, its shareholders and the global economy. As such, shareholders are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

The Proposal states in part:

RESOLVED: Shareholders request the Company to set and publish medium- and long-term targets to reduce the greenhouse gas (GHG) emissions of the Company’s operations and energy products (Scope 1, 2, and 3) consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.

SUPPORTING STATEMENT

-	The world’s leading international scientific bodies recently released reports which clearly state the need for deep cuts in emissions in order to limit global warming to safe levels. We therefore support the Company to set emission reduction targets for all emissions: the emissions of the company’s operations and the emissions of its energy products (Scope 1, 2, and 3). Reducing Scope 3 emissions, which constitute a vast majority of the Company’s emissions, is essential to limiting global heating.

-	A growing international consensus has emerged among financial institutions that climate-related risks are a source of financial risk, and therefore limiting global warming is essential to risk management and responsible stewardship of the economy.

-	We believe that the Company could lead and thrive in the energy transition. We therefore encourage the Company to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with curbing climate change.

RATIONALE FOR A YES VOTE

1)	Every company needs to reduce its absolute emissions in line with the goal of Paris to stay within the pathway of no or limited overshoot of 1.5 degrees Celsius. Chevron has not set Paris-consistent emission reduction targets. The Company’s long-term net-zero ambition merely addresses Scope 1 and 2 emissions, which constitute approximately 9% of the Company's total reported emission profile (2020).[1] By excluding Scope 3 from its long-term reduction efforts, the Company fails to assume responsibility for the vast majority of its emissions.

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1 Chevron ‘Climate Change Resilience: advancing a lower carbon future’ 2021 Page 64-65 available at www.chevron.com

2)	Furthermore, the Company’s medium-term operations (Scope 1 and 2) and products (Scope 3) intensity targets fall short of Paris-consistency as the Company fails to quantify the extent to which these will lead to an absolute reduction of its overall emissions. The Company aims to grow its oil and gas production and commits only to a marginal 5% (Scope 1, 2 and 3) intensity emission reduction by 2028. The Net Zero Benchmark by Climate Action 100+, the world’s largest investor alliance, shows that investor sentiment is clear; companies are expected to develop and implement a robust strategy to manage climate-related risk, requiring companies to address the emissions of their products, in accordance with what scientific consensus dictates is required to meet the goals of the Paris Agreement and limit global warming to 1.5 degrees Celsius.[2]
3)	Companies who fail to reduce their entire emission portfolio are at risk of losing access to capital markets due to increasing emission reduction commitments by financial institutions. Furthermore, current regulatory developments and recent litigation efforts highlight the legal risks for companies who fail to adopt a Paris-consistent emission reduction strategy.
4)	Investor support following last year’s Follow This proposal, which received a 61% majority, requested the Company to set “substantial” emission reduction targets for its products (scope 3). The Company responded by setting inadequate targets which are far from Paris-consistent, and well below its peers. In absence of Paris-consistent emission reduction targets, the Company risks falling behind its peers; increasingly, oil and gas companies are adopting more ambitious climate strategies to address growing investor concerns over the financial and legal risk of climate change. By supporting this year's proposal, shareholders can unequivocally state that the Company must set the necessary targets to reduce its emissions in line with the goals of the Paris Agreement to assume a leading role in the energy transition.

DISCUSSION

Background

Our proposals, submitted to five US oil majors, request these companies to adopt a strategy congruent with the Paris Agreement. The companies are requested to set targets to reduce their emissions (Scope 1, 2 and 3) in the medium- and long-term. This proposal is important for shareholders not only because it serves the best interest of the company, but also because it is necessary to safeguard all the assets in shareholders’ portfolios from the devastating effects of climate change. Investor support for Follow This Proposals has resulted in companies setting emission reduction targets, including for the emissions of their products. Prior to this investor support behind these shareholder proposals, companies were reluctant to address their emissions, and maintained a near categorical rejection of accepting responsibility for the emissions of their products.

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2 Climate Action 100+ Net Zero Company Benchmark 2022, available at: www.climateaction100.org/net-zero-company-benchmark

This proposal at Chevron will provide the Company with a mandate to reduce its emissions and lead the energy transition. The science is clear, and policy is rapidly developing. In order to limit warming to well below 2 degrees Celsius and to pursue efforts for to limit warming to 1.5 degrees Celsius, most of the assets already discovered cannot be exploited. Regarding Chevron, our proposal is important as it will provide the Company with a mandate to reduce its emissions and lead the energy transition. The science is clear, and policy is rapidly developing. To limit warming to well below 2 degrees Celsius and to pursue efforts for maximum 1.5 degrees Celsius warming, most of the assets already discovered cannot be exploited; this contrasts with the plans of the Company and its oil and gas peers. If action is not taken immediately, the inescapable forthcoming regulatory interventions will render all these assets stranded. There is a small, and rapidly closing, window to take action. If the Company sets targets to reduce its emissions and adjust their investments accordingly, it can preemptively address these regulations and take its place as a leader in the transition.

Financial Risk

The proposal is in the best interest of shareholders as it is necessary to safeguard their entire portfolio. Financial institutions are increasing their emission reduction commitments. This puts companies who do not sufficiently address emissions at risk of losing access to capital markets. The recent IPCC report forebodes catastrophic consequences for the global economy, threatening to freeze the entire global financial apparatus and impose insurmountable costs to investors. These consequences will only be avoided if Chevron, and other companies, set targets to reduce emissions and effectuate them with robust strategies to facilitate the transition to a low-carbon economy. Accordingly, a vote in favor of our proposal will protect our investments in the Company and encourage other companies to follow the correct path. Ultimately, this proposal allows investors to give a mandate to Chevron to devise a strategy that will see the Company thrive in a transitioned economy.

By delaying a commitment to an absolute medium-term reduction of its overall emission portfolio, the Company contributes to the outpacing of the carbon budget.3 The recent IPCC report described the consequences of not realizing the necessary Paris-consistent interim reductions as “... a threat to human wellbeing and the health of the planet. Any further delay in concerted global action will miss a brief and rapidly closing window to secure a livable future,” said Hans-Otto Pörtner (co-chair of IPCC WGII). This would have disastrous economy-wide consequences which would harm investors’ investments throughout their entire portfolios. By committing to the necessary interim overall emission reductions in line with Paris, the adverse climate change effects of the exceeded carbon budget on the Company as well as the global economy could be prevented, or at least severely mitigated.

Legal Risk

Recent cases against European oil major, Shell (Friends of the Earth at Shell, ClientEarth at Shell), as well as increased litigation efforts in the US, demonstrate that oil and gas companies are at risk of being forced to adopt a Paris consistent emission reduction strategy. Additionally, these litigation efforts expose the Company to financial risks of damage claims that request compensation for the Company’s contribution to climate change. It is also notable that the SEC has been working on increased disclosure requirements for issuers vis-à-vis the companies’ exposure and contribution to climate change, especially regarding Scope 3 emissions. As they had typically lagged behind other jurisdictions’ efforts to regulate and standardize non-financial reporting, the SEC’s concerted effort in this area portends a significant change, alluding to increased regulatory scrutiny.

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3 www.carbontracker.org/carbon-budgets-where-are-we-now

These legal risks that the Company faces, which directly impact the Company’s shareholders, could be assuaged if shareholders provided the Company with a mandate to effectuate the necessary changes on its own. Implementation of the proposal would therefore allow the Company to pursue the most cost-efficient route to a decarbonized future in which the company could play a leading role.

The Company’s targets are not Paris-aligned

The Company’s short-, medium- and long-term ambitions fall short of Paris alignment. The IPCC advises that in order to meet the goals of the Paris Agreement, global emissions must come down by around 45% in the medium-term.4 Oil and Gas Majors are expected to keep pace with these reductions; the IEA advises that Oil and Gas companies must reduce their emissions by around 36% during this time period.5

The Company’s long-term target falls short of Paris-alignment as it only concerns the company’s Scope 1 and 2 emissions, leaving Scope 3 emissions unaddressed. A Paris aligned pathway must address Scope 3 emissions, as they constitute the overwhelming majority of the Company’s overall emissions.

Therefore, investors increasingly understand that companies that do not actively reduce medium-, and long-term Scope 3 emissions are not properly addressing the risks and opportunities of the energy transition.

Significant medium-term reductions are necessary to stay within limited or no overshoot of 1.5 degrees Celsius. The Company’s current medium-term ambitions aim to reduce the intensity of its operations and products (Scope 1, 2 and 3) by “greater than 5%” by 2028 from a 2016 baseline. The   Company fails to quantify the extent to which its target will lead to absolute emissions reductions consistent with the goal of the Paris Climate Agreement. This is a disregard for the substantial emission reductions requested by 61% of the Company’s shareholders at its 2021 AGM. Furthermore, the grouping of Scopes 1, 2 and 3 allows the intensity reductions of Scope 3 to be substantially less than 5% should the Company’s Scope 1 and 2 reductions decrease at a greater rate. By grouping these targets together and using terms such as “greater than,” the Company aims to convince shareholders of its increased ambitions without tangibly addressing the request of a majority of its shareholders.

The CA100+ benchmark analysis of Chevron confirms that the Company’s medium-term target is not aligned with the goal of limiting global warming to 1.5°C.6 The same applies to the Company’s peers; however, even in relation to other oil companies’ targets, the Company’s medium-term target is currently lagging.

For these reasons, shareholders are encouraged to make it clear to the Company that it needs to set Paris-consistent emission reduction targets by voting in favor of the Proposal.

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4 IPCC Sixth Assessment Report, Working Group I, Summary for Policymakers, 2021, page 13, Box SPM.1 (a), scenario SSP1-1.9.

5 IEA Net Zero by 2050 Roadmap, 2021, page 26

6 CA100+ Company assessment Chevron available at: https://www.climateaction100.org/company/chevron-corporation/

The Proposal is in line with the Company’s desire to meet shareholder requests
Chevron states in its opposition statement that it has developed the PCI emission disclosure methodology in response to requests from shareholders who need this data to compare the Company to its industry peers. While it has addressed shareholder requests for emission disclosures, the Company has failed to do the same in response to the request for emission reductions. A vote in favor of the Proposal signals that Chevron must properly address this shareholder request as it is the data investors want.

Emission Disclosure is not Enough; More is Needed
In its opposition statement, the Company addresses the supposed risks of selling emission-producing assets to other potentially less GHG-efficient operators. The Company argues that its stockholders benefit from its strong asset base. However, it fails to recognize the interests of long-term shareholders who wish to see the Company thrive in a decarbonized economy  . These shareholders fear that the Company may run into the risk of stranded assets, and that it will fall behind its peers when it fails to bring its emissions in line with Paris.

In their draft opposition statement  , the Company cites its implementation of the PCI reporting framework. While this is a welcome step as it provides shareholders with clear and comparable information,  the Company seems to misconstrue shareholder desire. Shareholders want the Company to go beyond disclosure and take tangible steps to confront climate change and reduce its emissions. Disclosure alone only provides information for shareholders  . Shareholders who have the long-term interest of the company in mind want the Company to be more proactive, demonstrated in the majority vote for last year’s proposal requesting the Company to reduce its emissions. Shareholders who are still unhappy with the Company’s targets are advised to support the proposal.

The Proponent encourages the Company to adopt a forward-looking view. The IPCC Sixth Assessment Report (AR6) on Mitigation of Climate Change confirms that the existing fossil fuel infrastructure alone would exhaust the remaining carbon budget.  7 Society needs energy, preferably offered by low GHG emitting products that protect the long-term interests of shareholders, consumers and the global economy.   The Proponent recognizes that a short-term strategy will include a creative mix of energy sources to meet energy demand. Significant investments in alternatives, along with ambitious emission reduction targets, are needed to effectuate the energy transition in the medium- and long-term. In the long run, capital will be allocated to producers that can show resilience to the risks of the energy transition. Companies that take active steps in reducing their emissions in line with Paris will obtain investor support and remain competitive. The Proposal encourages Chevron to assume a leading role in this transition.

Conclusion

For the foregoing reasons, shareholders are urged to vote FOR the proposal which requests the company to set Paris-consistent emission reduction targets.

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7 IPCC press release 2022/15/PR 4 April 2022 available at: www.ipcc.ch